UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hambrecht Asia Acquisition Corp.
(Name of Issuer)

Common Stock, Par Value $.001
(Title of Class of Securities)

406548107
(CUSIP Number)

March 8, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

CUSIP Number: 406548107

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Yakira Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A GROUP*
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:			5.	SOLE VOTING POWER
0

			6.	SHARED VOTING POWER
0

			7.	SOLE DISPOSITIVE POWER
0

			8.	SHARED DISPOSTIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP Number: 406548107

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Bruce M. Kallins

2.	CHECK THE APPROPRIATE BOX IF A GROUP*
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:			5.	SOLE VOTING POWER
0

			6.	SHARED VOTING POWER
0

			7.	SOLE DISPOSITIVE POWER
0

			8.	SHARED DISPOSTIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP Number: 406548107

ITEM 1.
	(a)	Name of Issuer:

Hambrecht Asia Acquisition Corp.

	(b)	Address of Issuer's Principal Executive Offices:

13/F Tower 2
New World Tower, 18 Queens Road Central
Hong Kong

ITEM 2.
	(a)	Name of Person Filing:

This Schedule 13G/A (the “Schedule”) is being filed with respect to the sale of 314,874 shares of Common Stock (as defined below) of Hambrecht Asia Acquisition Corp. (the “Issuer”) which were beneficially owned by Yakira Partners, L.P. and controlled by Bruce M. Kallins (together, the “Reporting Persons”). See Item 4 below.

	(b)	Address of Principal Business

991 Post Road East Westport, CT 06880

	(c)	Citizenship:

Yakira Partners, L.P. is a Delaware limited partnership and Bruce M. Kallins is a United States Citizen.

	(d)	Title of Class of Securities:

Common Stock, par value $.001 (the “Common Stock”)

	(e)	CUSIP Number:

406548107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

CUSIP Number: 406548107

(e) ☐ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

The Reporting Persons have sold 314,874 shares of Common Stock of the Issuer held by Yakira Partners, L.P. Mr. Kallins is the managing member of Yakira Partners, L.P. The Reporting Persons no longer hold any shares of Common Stock of the Issuer.

(b) Percent of class:

The beneficial ownership is now 0% is based on this sale.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10.	CERTIFICATION
The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date April 9, 2010

Yakira Partners, L.P.

By:	Yakira Partners, L.L.C.

By:	/s/ Bruce M. Kallins
Name: Bruce M. Kallins
Title: President

/s/ Bruce M. Kallins
Bruce M. Kallins

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)